+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

Robert S. Ellin
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

750 Lexington Avenue
--------------------------------------------------------------------------------
                                   (Street)

New York                              NY                             10022
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  CONNECTIVECORP, F/K/A SPINROCKET
                                              COM, INC. ("COTV")
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                  November 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    __X__ Form filed by One Reporting Person
    _____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 4)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                                     (D)               (A)            (Instr. 3 and 4)     (I)           ship
                                                                                                           (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock,     November 27,   J(1)                                 3,335,963(1)    4,767,872                 I          (1)
par value $.001      2000
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

*Explanation of Responses:
(1) Robert S. Ellin ("Mr. Ellin") is the Chairman of the Board of the Company and the trustee of the Robert S. Ellin Master Defined Plan (the "Plan"), which is the direct beneficial owner of 650,000 shares of Issuer's Common Stock. Mr. Ellin's wife, Nancy J. Ellin ("Ms. Ellin"), is the direct beneficial owner of 3,335,963 shares of Issuer's Common Stock, which Ms. Ellin received as part of a pro rata distribution from Dylan LLC. Ms. Ellin is also the sole stockholder of Atlantis Equities, Inc. ("Atlantis"), which is the direct beneficial owner of 781,909 shares of the Issuer's Common Stock. In light of foregoing, Mr. Ellin may be deemed to be the indirect beneficial owner, in the aggregate, of 4,767,872 shares of Issuer's Common Stock. Accordingly, Atlantis, Ms. Ellin, Mr. Ellin and the Plan may be deemed to be members of a "group", pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. This Form 4 does not include the shares of Issuer's Common Stock owned by Mr. Ellin's parents and brothers, as to which Mr. Ellin disclaims beneficial ownership.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Options(1)                          $2.50
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                            11/16/99  12/31/00     Common Stock  762,064                     762,064            D(1)
                                                   par value
                                                   $.001 per
                                                   share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

*Explanation of Responses:
(1) Ms. Ellin, the wife of Mr. Ellin, is the sole stockholder of Atlantis, which is the beneficial owner of options to purchase 762,064 shares of Issuer's Common Stock. In light of the foregoing, Mr. Ellin may be deemed to be indirect beneficial owner of the options beneficially owned by Atlantis.

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.


                                          /s/ Robert S. Ellin
                                          -------------------------------
                                          Robert S. Ellin

                                          Dated: December __, 2000